EXHIBIT 99.72

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts are in United States dollars unless stated otherwise)

Wednesday, April 6, 2011

Alamos Gold Reports First Quarter 2011 Operating Results, Provides Notice of First

Quarter 2011 Financial Results Conference Call and AGM

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) reports operating results for the first quarter of 2011. The Company plans to release its first quarter 2011 financial results on the morning of May 5, 2011, and management will host a conference call later that day at 12:00 pm Eastern Time. In addition, Alamos is providing notice that it will host its Annual General Meeting of Shareholders on June 2, 2011.

First Quarter 2011 Operating Results

In the first quarter of 2011, the Mulatos Mine produced 37,500 ounces of gold at an expected cash operating cost near the low-end of the Company’s full-year guidance of $350 to $365 per ounce, exclusive of the 5% royalty. Quarterly production was below budgeted levels and approximately 10% lower than first quarter 2010 production of 41,600 ounces.

Based on a review of year-to-date production and key budget production parameters, the Company expects its 2011 annual production to be near the lower end of its forecast of 160,000 to 175,000 ounces.

A recovery ratio1 of 86% in the first quarter of 2011 compared favourably to the full-year budgeted recovery of 70% and to the recovery ratio of 62% achieved in the first quarter of 2010. The Company attributes a portion of the improvement in recovery ratio to finer crushing resulting from crushing circuit improvements made in 2010, and to a greater amount of oxide material being stacked than budgeted. Higher than budgeted gold recovery, combined with higher than budgeted grades, was offset by lower than budgeted crusher throughput. The Company remains committed to obtaining the optimum crusher product size to yield maximum gold recovery and production.

During the first quarter of 2011, crusher throughput averaged approximately 11,900 tonnes of ore per day, below the Company’s budgeted full-year rate of 15,700 tonnes per day. Although the Company has achieved budgeted rates periodically, crusher throughput continues to vary considerably on a day-to-day basis, and is highly dependent on the composition of ore being processed. Lower than budgeted crusher throughput was partially attributable to processing of substantially more oxide ore than planned, increased ore hardness and abrasiveness, and eight days of unscheduled maintenance during the first quarter. The oxide material currently being mined in the Mulatos Pit produces fewer fines for the scalping plant to screen and results in an increased amount of ore to be processed by the tertiary and quaternary crushers.

[1]	“recovery ratio” is defined as the ratio of gold ounces produced divided by the number of contained ounces stacked over a specific period

TRADING SYMBOL: TSX:AGI

In order to increase crusher throughput rates, the Company has implemented an ore-type blending program to ensure a more consistent crusher product to reduce variability in daily throughput rates. The Company is also implementing tighter blasting patterns in the pit to increase the quantity of fines that are available for screening by the scalping plant. Other means of improving crusher throughput continue to be evaluated, including the replacement of the No. 1 tertiary crusher to increase crushing capacity after the screening plant.

The Company is also reporting that it sold 39,186 ounces in the first quarter of 2011 at an average realized gold price of $1,388 per ounce for revenues of $54.4 million.

Key operational metrics and production statistics for the first quarter of 2011 compared to the first quarter of 2010 are presented in Table 1 at the end of this press release.

Notice of First Quarter 2011 Financial Results Conference Call

The Company’s senior management will host a conference call on Thursday, May 5, 2011 at 12:00 pm Eastern Time to discuss the 2011 first quarter financial results, and to provide an update of the Company’s operating, exploration, and development activities.

Participants may join the conference call by dialling 1 (800) 769-8320 or 1 (416) 695-7848 for outside Canada and the United States.

A recorded playback of the conference call can be accessed after the event until May 19, 2011 by dialling 1 (800) 408-3053 or 1 (905) 694-9451 for calls outside Canada and the United States. The pass code for the conference call playback is 8685870, followed by the # key. A live and archived audio webcast will also be available on the Company’s website at www.alamosgold.com.

Notice of Annual General Meeting of Shareholders

The Company will host its Annual General Meeting of Shareholders (“AGM”) on Thursday, June 2, 2011 and invites all shareholders to attend. The AGM will begin at 4:00 pm Eastern Time and will be held at the TSX Gallery, located at 130 King Street West, Toronto, Ontario. During the meeting, senior management will provide a general corporate update followed by an informal questions-and-answers session.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $200 million cash on hand, is debt-free, and unhedged to the price of gold. As of March 31, 2011, Alamos’ had 116,684,006 common shares outstanding (123,277,906 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

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TRADING SYMBOL: TSX:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Jeremy Link
President and Chief Executive Officer	Director, Investor Relations
(416) 368-9932	(416) 368-9932 x 201

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Non-GAAP Statements

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Total cash costs” as used in this analysis is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company per ounce of gold by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “total cash costs” as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects the per ounce “cash operating costs” allocated from in-process and dore inventory associated with ounces of gold sold in the period, plus applicable royalties. “Total cash costs” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed, gold recovery rates and gold prices during the period.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international

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TRADING SYMBOL: TSX:AGI

operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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TRADING SYMBOL: TSX:AGI

Table 1: Production Summary & Statistics (1,2)

	Q1	Q1	Change (%)
	2011	2010

Ounces of Gold Produced (3)	37,500	41,600	-10%

Ore mined (tonnes, 000s)	1,174	1,210	-3%

Waste mined (tonnes, 000s)	640	743	-14%

Total Material (tonnes, 000s)	1,814	1,953	-7%

Waste-to-Ore Ratio (×)	0.55	0.61	-11%

Ore Crushed (tonnes, 000s)	1,069	1,190	-10%

Grade (g/t Au)	1.26	1.76	-28%

Contained Ounces Stacked	43,382	67,450	-36%

Ounces Produced (Au)	37,500	41,600	-9%

Ratio of Gold Production to Contained Ounces Stacked	86%	62%	41%

(1)	All amounts for Q1-2011 are preliminary and based on initial end of period estimates. Final adjustments may be required.
(2)	Certain numbers may not compute due to the effects of rounding and truncation.
(3)	Before final refinery settlements, which may result in increases or decreases to reported gold production.

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